

April 27, 2015

Via E-mail
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

>   **Re: Calpian, Inc.**
>   **Form 10-K Transition Report for Fiscal Year Ended March 31, 2014**
>   **Filed August 11, 2014**
>   **Form 8-K filed April 9, 2015**
>   **Response dated April 9, 2015**
>   **File No. 0-53997**

Dear Mr. Montgomery:

We have reviewed your response dated April 9, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

Consolidated Statements of Cash Flows, page 29

1.   We reviewed your response to comment 3. Please confirm that in future periodic filings, including the pending amendment to Form 10-KT for the fiscal year ended March 31, 2014, you will present on a gross basis in the statements of cash flows: the purchase of Pipeline Data Inc. and the related financing of this purchase as well as the purchase of the office building in India and related borrowings from the Union Bank of India. It appears you did not provide such gross cash flows presentation in your recent filing on Form 10-Q for the fiscal quarter ended December 31, 2014.

Notes to Consolidated Financial Statements, page 33
3- Business Acquisitions, page 37
Money-on-Mobile, page 37

2.   We reviewed your response to comment 4 and we re-issue the portions of the comment related to additional disclosures required by ASC 805. Please note that the measurement period, or period of time you have to adjust provisional amounts associated with a purchase business combination, should not exceed one year from the acquisition date. Therefore, it appears the measurement period for this particular acquisition ended on January 6, 2015 and the continued references to preliminary valuations in your correspondence dated April 9, 2015 do not appear to be appropriate. Please also note that after the measurement period ends, you should revise the accounting for a business combination only to correct an error in accordance with ASC 250. Refer to ASC 805-10-25-13 through 25-19.

Form 8-K filed April 9, 2015

3.   We note the auditor's reports refer to having conducted the audits in accordance with auditing standards generally accepted in India. Please note that the audits must be conducted, at a minimum, in accordance with, and the audit report must refer to, U.S. generally accepted auditing standards. Alternatively, the audit may be conducted and the audit reports may refer to the standards of the Public Company Accounting Oversight Board (United States). Please amend your filing to provide auditor's reports which comply with this guidance.

4.   We note the financial statements of DPPL and MMPL presented to comply with Rule 8-04 of Regulation S-X are prepared using Indian GAAP. Please note these financial statements must include a reconciliation to U.S. GAAP if the significance of the acquired businesses exceeds 30%, which appears to be the case. The reconciliation need only comply with Item 17 of Form 20-F, as opposed to Item 18 of Form 20-F. Please revise the financial statements accordingly or otherwise advise as to why you think the reconciliations are not required. Please note that this comment also relates to the unaudited pro forma condensed combined financial information included in Form 8-K/A filed April 14, 2015.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief